PROVIDENT ENERGY TRUST DELIVERS
STRONG PERFORMANCE AND GROWTH IN
THE THIRD QUARTER OF 2002

NEWS RELEASE NUMBER 27	November 12, 2002

CALGARY, ALBERTA – Provident Energy Trust (“Provident”) (TSX – “PVE.UN”; AMEX – “PVX”) is pleased to report strong 2002 third quarter results with production averaging in excess of 20,500 boed and declared distributions to unitholders of $0.51 per unit. In the quarter, Provident announced a $340 million take-over bid for Meota Resources Corp. (“Meota”), which was successfully completed on October 1, 2002. The Trust also continued to actively manage and exploit it’s asset base through low risk capital projects and farmout activity.

The quarter ended September 30, 2002 reflects significant growth in production and cash flow over the comparable period in 2001. The growth was fueled primarily by the acquisitions of Maxx Petroleum Ltd. in May 2001, Richland Petroleum Corporation in January 2002 and a $72 million property acquisition in March 2002. Provident’s accretive growth through acquisition has been complemented by a successful $15 million development capital program for the nine months ended September 30, 2002. Financial and operating highlights for the comparable periods are as follows:

					For the period
				Nine months	March 6 to
	Three months ended September 30			Ended September 30	September 30
(All amounts in Canadian $000's
except per unit data)	2002	2001	% Change	2002	2001	% Change

FINANCIAL

Gross Revenue	48,191	30,390	59	125,955	56,603	123

Cash flow from operations	22,631	13,602	66	60,597	26,878	125

Per weighted average unit — basic	0.61	0.88	(31)	1.76	2.23	(21)

Per weighted average unit — diluted	0.52	0.88	(41)	1.57	2.23	(30)

Declared distributions to unitholders	18,839	13,568	39	51,445	25,866	99

Per unit	0.51	0.84	(39)	1.46	1.94	(25)

Net income (loss)	229	(36,707)	—	2,745	(32,614)	—

Per weighted average unit — basic	0.01	(2.38)	—	0.08	(2.71)	—

Per weighted average unit — diluted	0.01	(2.38)	—	0.07	(2.71)	—

Capital expenditures	1,738	3,939	(56)	15,145	7,666	98

Property acquisitions	46	174	(74)	71,945	2,380	2,923

Property dispositions	3,221	1,319	144	5,506	1,422	287

Bank debt	88,600	59,900	48	88,600	59,900	48

Unitholders’ equity	270,566	97,015	179	270,566	97,015	179

Weighted average units outstanding (000’s)	36,856	15,434	139	34,365	12,055	185

					For the period
				Nine months	March 6 to
	Three months ended September 30			Ended September 30	September 30
(All amounts in Canadian $000's
except per unit data)	2002	2001	% Change	2002	2001	% Change

OPERATING

Daily production

Crude oil — Light/Medium (bpd)	4,691	1,831	156	4,293	1,470	192

— Heavy (15° API) (bpd)	7,032	6,568	7	6,259	4,669	34

Natural gas liquids (bpd)	903	639	41	852	519	64

Natural gas (mcfd)	47,728	18,324	160	44,205	15,947	177

Oil equivalent (boed)(1)	20,581	12,093	70	18,771	9,316	101

UNIT STATISTICS ($Cdn)

Average selling price(2)

Crude oil — Light /Medium ($/bbl)	37.07	34.99	6	34.25	31.30	9

— Heavy (15° API) ($/bbl)	21.31	24.64	(14)	20.50	25.07	(18)

— Corporate Blend ($/bbl)	27.61	26.89	3	26.09	26.56	(2)

Natural gas liquids ($/bbl)	29.78	31.24	(5)	26.10	34.78	(25)

Natural gas ($/mcf)	4.29	4.61	(7)	4.39	5.63	(22)

Oil equivalent ($/boe) (1)	26.98	27.32	(1)	26.19	29.07	(10)

Operating Netback ($/boe)(1) (2)	14.40	15.44	(7)	14.20	16.96	(16)

(1)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

(2)	Average selling price and operating netback exclude the non-cash amortization of the Richland hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Cash Distributions

The following table summarizes distributions paid or declared by the Trust to September 30, 2002:

			Distribution	Distribution
Record Date		Payment Date	Amount (Cdn$)	Amount (US$)*

2002

	September 18, 2002	October 15, 2002	$0.17	$0.1072

	August 19, 2002	September 13, 2002	$0.17	$0.1072

	July 19, 2002	August 15, 2002	$0.17	$0.1091

	June 24, 2002	July 15, 2002	$0.17	$0.1106

	May 31, 2002	June 14, 2002	$0.15	$0.1097

	April 30, 2002	May 15, 2002	$0.15	$0.0964

	March 31, 2002	April 15, 2002	$0.15	$0.0944

	February 28, 2002	March 15, 2002	$0.15	$0.0946

	January 29, 2002	February 15, 2002	$0.16	$0.1006

	Total Cash Distributions January 1 to September 30, 2002		$1.46	$0.9300

2001 Total Cash Distributions March 6 to December 31, 2001			$2.54	$1.6400

Total Cash Distributions paid from Inception (March 6, 2001 - September 30, 2002)			$4.00	$2.5700

*	The US Distribution has been converted using the Bank of Canada noon-day exchange rate on the payment date.

Cash-on Cash Yield and Total Return to Unitholders

Based on the Trust’s September 30, 2002 closing price on The Toronto Stock Exchange of $10.80 and annualizing the September cash distribution amount of Cdn $0.17 per unit, the cash-on-cash yield for the trust units was approximately 19%. The Trust estimates that approximately 50 percent of the 2002 cash distributions will be tax deferred for residents of Canada. The following table summarizes the total return to unitholders from the inception of the Trust on March 6, 2001 to September 30, 2002 and for the period from January 1, 2002 to September 30, 2002. The total return is determined by adding the change in the Trust unit trading price between the beginning of the period and the end of the period plus cash distributions declared for the period and dividing the sum by the Trust unit trading price at the end of the period:

Total Return

March 6, 2001 (Inception) to September 30, 2002	37%

January 1, 2002 to September 30, 2002	47%

Third Quarter 2002 Highlights

•	Third quarter capital expenditures focused on natural gas potential in our west central Alberta and southern Alberta core areas where expenditures totaled $1.3 million and resulted in current production adds of 660 boed comprised of 3.3 mmcfd of natural gas and 110 bpd of natural gas liquids production.

•	Third quarter heavy oil well completions have contributed to a 93 percent success rate, year to date, with 28 net additional heavy oil wells currently producing approximately 2,050 bpd or just above 73 bpd, per well.

•	The Distribution Reinvestment Plan, generated $6.1 million of proceeds in the quarter that were used to fund the Trust’s capital expenditure program.

•	The Trust disposed of certain non-core, low working interest, high cost minor properties across approximately 35 areas throughout southeast Saskatchewan for proceeds of $3.2 million.

•	Declared distributions in the third quarter were $0.51 per unit and for the nine months ended September 30, 2002 totaled $1.46 per unit. Distributions, to September 30, 2002 represented 90 percent of cash flow from operations, adjusted for the interest payable on the convertible debentures.

•	On August 13, 2002, Provident announced a joint agreement with Meota, to acquire all of the issued and outstanding Meota shares through a formal take-over bid. The Directors of both Provident and Meota were unanimously in favour of the transaction, which was successfully completed on October 1, 2002.

$340 Million Acquisition of Meota Resources Corporation (“Meota”)

On August 13, 2002 Provident announced that it had agreed to acquire all of the issued and outstanding shares of Meota by way of a take-over bid. The Trust successfully completed the acquisition on October 1, 2002 when an overwhelming majority (95 percent) of Meota shareholders agreed to tender their shares to the bid. The Trust has acquired the remaining shares of Meota pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act.

Based on key acquisition measures, the acquisition was 15 percent accretive to cash flow and neutral to net asset value, on a per unit basis. The transaction resulted in an acquisition cost, net of land values, of $10.05 per boe of established reserves and $29,100 per boe of daily production. On a proforma basis, it is estimated that operating costs per boe will be reduced by approximately 6 percent per boe and operating netbacks will increase by approximately 10 percent per boe. The acquisition resulted in a production increase of approximately 11,000 boed and helped to diversify the Trust’s production base. At November 1, 2002, the Trust’s production mix is weighted 48% to natural gas, 33% to light/medium oil and natural gas liquids and 19% to conventional heavy oil. The properties acquired provide excellent overlap with Provident’s existing core areas and also establish a new low-risk gas prone core area in southwest Saskatchewan. The acquisition increased Provident’s proven reserves to approximately 72.0 mmboe and established reserves to 85.2 mmboe while increasing the Trust’s proved developed producing reserve base from 61 percent to 67 percent of established reserves.

Further detailed information with respect to the offer is available in the Provident Take-over Bid Circular, dated August 26, 2002.

Premium Distribution, Distribution Reinvestment Plan and Optional Unit Purchase Plan

In May 2002, Provident announced its “Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan” (the “Plan”). The details of this Plan are available on our website or a copy of the Plan is available by request. Briefly, the Plan features a regular DRIP component as well as the opportunity to participate in distributions which are 102 percent of the amount declared subject to certain limitations (“the Premium DRIP”).

Effective August 8, 2002, Provident announced that U.S. residents would be eligible to participate in the Distribution Reinvestment component of the Company’s Distribution Reinvestment Plan. Due to regulatory restrictions, participation in the Premium Distribution and Optional Unit Purchase components of the Plan cannot be offered to U.S. residents at this time.

The following table summarizes the Plan from inception in May 2002 to September 30, 2002:

		Premium		5% Discounted Unit Price for DRIP and
all amounts in Canadian dollars		Distribution		Optional Trust Unit Purchase Plans

	Regular	102% of Regular		Volume Weighted	5% Discounted
Payable Date	Distribution ($)	Distribution		Average Unit Price	Unit Price

June 14, 2002	$0.17	$0.1734		$10.5482	$10.0207

July 15, 2002	$0.17	$0.1730	(1)	$11.0773	$10.5234

August 15, 2002	$0.17	$0.1730	(1)	$10.9281	$10.3817

September 13, 2002	$0.17	$0.1729	(1)	$10.7667	$10.2284

October 15, 2002	$0.17	$0.1730	(1)	$10.7673	$10.2297

(1)	Subject to proration.

To date, $10.2 million has been reinvested resulting in the issuance of approximately 997,000 trust units under the Plan. Funds have been used for capital expenditures as well as for general corporate use. At September 30, 2002, approximately 35 percent of trust units outstanding were participating in the Plan.

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and nine months ended September 30, 2002, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Capital expenditures:

Provident incurred capital expenditures of $1.7 million in the quarter, of which $1.3 million was directed toward natural gas drilling projects in our west central Alberta and Southern Alberta core areas that resulted in current production adds of 660 boed comprised of 3.3 mmcfd of natural gas and 110 bpd of natural gas liquids production.

During the quarter, the Trust also disposed of $3.2 million of non-core, low working interest, high cost minor properties across approximately 35 areas throughout southeast Saskatchewan.

In the third quarter of 2001, Provident spent $3.9 million, most of which was spent completing and equipping twelve heavy oil wells in the Lloydminster heavy oil core area and the purchase of certain sale-leaseback contracts in respect of gas processing facilities in west central Alberta.

Year to date, Provident incurred capital expenditures of $15.1 million, of which $8.9 million was spent in our Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through numerous recompletions and reactivations. The heavy oil drilling program, combined with Provident’s hedged wellhead price of approximately $19.00 per barrel, has resulted in an outstanding return on capital in excess of 50 percent, on an after-tax basis. In southeast Saskatchewan, expenditures totaled approximately $1.6 million with $1.0 million directed towards drilling and $0.6 million directed to optimization expenditures. In west central Alberta, drilling and facility expenditures totaled $1.7 million and in southern Alberta $1.0 million was spent on drilling and additional compression facilities. Seismic reprocessing, land retention and non-operated capital expenditures and office expenditures have amounted to $2.3 million net of proceeds from the sale of seismic data totaling $0.4 million. Year to date, the Trust has disposed of $5.5 million of non-core assets representing approximately 325 of production.

Farmout activity, year to date, has resulted in our partners drilling approximately 25 wells and entering into agreements for three seismic options. The Trust has retained a gross overriding royalty for the majority of the farmout wells drilled. This farmout activity provides the trust with potential production and reserve additions, at no cost to the Trust, that would not otherwise have been undertaken by the Trust, due to the higher risk profile associated with these projects.

For the period March 6, 2001 to September 30, 2001, the Trust spent $10.0 million in net capital expenditures, including acquisitions. The Trust spent $5.5 million to drill, complete and equip heavy oil wells, $1.8 million in facility costs, $0.3 million in land retention costs and an additional $2.2 million to increase Provident’s working interest in several of its fields in southeast Saskatchewan.

Production:

During the quarter, total production averaged 20,581 boed compared to 12,093 boed in the third quarter of 2001. The increase is attributed to the acquisitions of Richland Petroleum Corporation on January 15, 2002 and the southern Alberta property acquisition effective April 1, 2002. With our continued acquisition success, the Trust’s production mix has changed substantially. In the third quarter of 2002, production consisted of 39 percent natural gas, 34 percent heavy oil and 27 percent light/medium oil and natural gas liquids compared to 25 percent natural gas, 54 percent heavy oil and 21 percent light/medium oil and natural gas liquids for the comparable quarter in 2001. The production growth achieved through the corporate acquisitions, property acquisitions and the low risk development drilling program was partially offset by natural production declines.

Year to date, in 2002 total production averaged 18,771 boed compared to 9,316 boed in the period March 6, 2001 to September 30, 2001. This 101 percent increase can be attributed to Provident’s acquisition strategy. Our acquisition strategy has been complemented by a successful $15 million low-risk capital program which has resulted in production additions of more than 2,000 bpd in the Lloydminster heavy oil area and 660 boed of natural gas in our gas-prone core areas of west central Alberta and southern Alberta.

Crude oil price:

In the third quarter, West Texas Intermediate (WTI) crude oil price averaged US$28.25 per barrel compared to US$26.57 per barrel in the third quarter of 2001. Provident’s average selling price for crude oil prior to hedging was Cdn$32.57 per barrel in the quarter compared to Cdn$27.39 per barrel for the same quarter in 2001. The increase in the average selling price reflects the increase in WTI and the “lightening up” of Provident’s crude oil blend. Provident’s average selling price at the wellhead, net of hedging activity, for all blends of crude oil increased to Cdn$27.61 per barrel from Cdn$26.89 per barrel for the prior year quarter. Average third quarter prices include a loss of $5.3 million or $4.96 per barrel from the impact of the Commodity Price Risk Management Program compared to a loss of $0.4 million or $0.50 per barrel in the year ago quarter.

Year to date, West Texas Intermediate (WTI) crude oil price averaged US$25.42 per barrel compared to US$27.27 per barrel for the period March 6, 2001 to September 30, 2001. The Cdn/US dollar exchange rate averaged 1.57 in 2002, which was slightly higher than the prior period rate of 1.54. The weaker WTI crude oil price, partially offset by the weaker Canadian dollar, narrower heavy oil differentials and a significant shift in the production mix of the Trust resulted in an average selling price of Cdn$26.09 per barrel for all blends of oil, as compared to Cdn$26.56 per barrel in the March 6, 2001 to September 30, 2001 period. The average selling price for 2002 includes a loss of $10.3 million or $3.59 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $1.2 million or $0.95 per barrel in the year ago period.

Natural gas price:

Natural gas price at AECO averaged Cdn$3.13 per mcf in the third quarter this year compared to Cdn $3.27 per mcf for the third quarter of 2001. The Trust received an average selling price of Cdn$4.29 per mcf compared to Cdn$4.61 per mcf in the year ago quarter. The Trust’s average selling price for the third quarter of 2002 reflects the higher heat value of its’ liquids rich gas as well as a cash gain of $3.7 million or Cdn$0.85 per mcf from the Commodity Price Risk Management Program. The prior year selling price includes a hedging gain of $1.3 million or Cdn$0.77 per mcf .

Year to date, natural gas price at AECO averaged Cdn$3.52 per mcf as compared to Cdn$5.08 per mcf for the period March 6, 2001 to September 30, 2001. The Trust’s selling price averaged Cdn$4.39 per mcf in 2002 compared to Cdn$5.63 per mcf in the year ago period. Actual selling prices include the effects of the Commodity Price Risk Management Program, which resulted in a cash gain of $7.9 million or $0.65 per mcf in the first nine months of 2002 compared to a gain of $2.4 million or $0.73 per mcf in the period March 6, 2001 to September 30, 2001.

For 2002, the Trust has reduced its natural gas revenue through the non-cash amortization of natural gas hedging gains booked as an asset in conjunction with the Richland acquisition. The non-cash amortization of these hedging gains is booked over the remaining term of the Richland gas contracts and has resulted in a reduction on natural gas revenue in the third quarter of $2.9 million or $0.66 per mcf and year to date of $8.3 million or $0.69 per mcf.

Commodity Price Risk Management Program:

Provident’s Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility of Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow and distributions. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI and Canadian / U.S. exchange rates are commonly used. The third quarter program resulted in the Trust receiving an average all-in well head price of Cdn$18.85 per barrel on 74% of its heavy oil sales, and average prices of US$23.44 per barrel on 27% of light/medium oil sales and Cdn$4.81 per mcf on 62% of natural gas sales. The overall impact of the trust’s disciplined and systematic hedging program has resulted in a loss of $1.6 million in the quarter and a $2.5 million loss year to date in 2002.

Provident’s aggregate position at September 30, 2002 under the Commodity Price Risk Management Program is summarized in the following table:

Commodity Price Risk Management Program Summary:

Year	Product	Volume	Terms	Effective Period

2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90 per bbl	January 1 – December 31

	Light Oil	1,000 bpd	WTI US$24.30 per bbl	April 1 – December 31

	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00 per bbl	January 1 – December 31

	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31

	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31

	Heavy Oil	200 bpd	Cdn$22.50 per bbl Wellhead	May 1 – December 31

	Heavy Oil	500 bpd	US$17.88 per bbl @ Hardisty	October 1 – December 31

	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31

	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	January 1 – October 31

	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31

	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31

	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	January 1 – October 31

	Natural Gas	10,000 mcfd	Costless Collar Cdn$4.48 – Cdn$5.51 per mcf	November 1 – December 31

2003	Light Oil	1,000 bpd	WTI US$23.18 per bbl	January 1 – December 31

	Light Oil	1,000 bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31

	Heavy Oil	3,000 bpd	Cdn $18.90 per bbl Wellhead(1)	January 1 – December 31

	Heavy Oil	200 bpd	Cdn$22.50 per bbl Wellhead	January 1 – April 30

	Heavy Oil	1,000 bpd	US$16.70 per bbl @ Hardisty	January 1 – March 31

	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31

	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

	Natural Gas	10,000 mcfd	Costless Collar Cdn$4.48 – Cdn$5.51 per mcf	January 1 – March 31

	Natural Gas	10,000 mcfd	Cdn$5.01 per mcf	April 1 – October 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Canadian/US dollar exchange rate contracts.

For contracts in place at September 30, 2002 and using September 30, 2002 forward commodity prices, the unrealized loss associated with Provident’s crude oil hedging was $10.5 million and the unrealized loss associated with natural gas hedging was $5.1 million.

Revenues:

During the quarter, gross production revenues were $48.2 million, net of $2.9 million of non-cash amortization related to the natural gas hedging gains recorded as an asset at the time of the Richland acquisition and amortized over the term of the hedges. This represents a 59 percent increase over the $30.4 million recorded in the third quarter of 2001. Year to date, gross production revenue was $126.0 million, net of $8.3 million of non-cash amortization related to the natural gas hedging gains booked as an asset at the time of the Richland acquisition. Year to date revenues were 123 percent higher than the $56.6 million for the period March 6, 2001 to September 30, 2001. The increased revenue is primarily attributable to the significant growth in production volumes resulting from acquisitions.

Royalties:

Royalties in the quarter were $10.9 million ($5.76 per boe) or 21 percent of gross production revenue prior to the effects of both the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. This compares to the third quarter of 2001 with royalties of $5.4 million ($4.84 per boe) or 18 percent of gross production revenue prior to hedging. The increase in the royalty percentage compared to the year ago quarter reflects the shift in the commodity production mix to include more natural gas and light/medium crude oil and less heavy oil as a percentage of total production. Natural gas and light/medium oil royalties are generally charged as a higher percentage of gross production revenue than heavy oil. In the quarter, the ARTC rate was 25 percent and will remain the same in the fourth quarter.

Year to date, royalties were $27.2 million ($5.30 per boe) or 20 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. In the period March 6, 2001 to September 30, 2001, royalties were $10.0 million ($5.12 per boe) or 19 percent of gross production revenue prior to the effects of hedging. The royalty percentage increase has been impacted by the shift in product mix to include higher rate natural gas and light/medium oil. The percentage increase has been mitigated by the cumulative effect of the royalty free volumes associated with our Saskatchewan heavy oil development drilling program and Saskatchewan’s policy of incorporating losses on the Trust’s physical commodity contracts in calculating provincial crown royalties.

Production expenses:

Production expenses averaged $6.82 per boe for the quarter, which was $0.22 per boe or three percent lower than the third quarter of 2001 expense of $7.04 per boe. Year to date, production expenses averaged $6.69 per boe, as compared to $6.99 per boe in the March 6, 2001 to September 30, 2001 period. Production costs have decreased primarily as a result of the reduction of higher operating cost heavy oil as a percentage of total production.

Operating netback:

Provident’s cash operating netback in the third quarter of 2002 was $14.40 per boe, which was seven percent lower than the netback of $15.44 per boe in the year ago quarter. Year to date, Provident’s cash operating netback was $14.20 per boe, which was 16 percent lower than the netback of $16.96 per boe in the period March 6, 2001 to September 30, 2001. The lower 2002 netbacks were impacted by the change in the commodity mix to be more levered to natural gas, lower natural gas and natural gas liquids prices and increased royalty rates associated with the shift in commodity mix. These factors were partially offset by higher oil prices and marginally lower production expenses.

Cash flow from operations:

During the quarter, cash flow from operations was $22.6 million ($0.61 per weighted average unit), compared to $13.6 million ($0.88 per weighted average unit) for the third quarter of 2001. Year to date, cash flow from operations increased significantly to $60.6 million ($1.76 per weighted average unit), from $26.9 million ($2.23 per weighted average unit) for the period March 6, 2001 to September 30, 2001. The growth in cash flow reflects the significant growth in production volumes and operating income, partially offset by increased general and administration costs, management fees and current capital tax expense associated with the Trust’s growth.

General & Administrative and Other

In the third quarter, Provident’s general & administrative expense, cash management fees and interest expense totaled $2.1 million, $0.5 million and $1.1 million respectively compared to $1.3 million, $0.6 million and $1.2 million respectively for the third quarter of 2001. The Trust’s acquisition driven growth, in total, drove these cash expenses higher. On a boe basis, the third quarter 2002 expenses were 27 percent lower at $2.01 per boe compared to $2.74 per boe. This reflects economies achieved with respect to general and administrative expenses associated with our acquisition-driven growth and reduced bank debt leverage per boe.

Year to date, Provident’s general & administrative expense, cash management fees and interest totaled $5.3 million, $1.5 million and $3.1 million respectively compared to $2.3 million, $0.9 million and $2.0 million respectively for the period of March 6 to September 30, 2001. The increase in these cash expenses reflects the significant growth in the Trust’s asset base and operations. On a boe basis, year to date 2002 expenses were 26 percent lower at $2.01 per boe compared to $2.70 per boe. This reflects economies achieved with respect to general and administrative expenses and reduced bank debt leverage per boe.

The non-cash management fee recorded at September 30, 2002 of $8.0 million was an estimate of the Total Return Fee to which the Manager is entitled at year-end. It is impacted to a large extent by the unit trading price at the period end, in this case, the price at the end of the third quarter. Under the agreement, the actual amount of the fee payable cannot be quantified until December 31 and the estimate of the amount booked in these statements could change materially.

Bank debt:

The Trust’s debt and working capital deficit totaled $92.7 million at September 30, 2002. At September 30, 2002, the Trust had drawn $88.6 million against a $150 million revolving demand credit facility. The trailing bank debt to third quarter annualized cash flow ratio was 0.98 to 1, which is conservative and provides additional financial flexibility for the Trust. A change in Canadian accounting principles, effective January 1, 2002, required that all demand credit facilities that are revolving, in nature, must be disclosed as a “Current Liability”. The change in accounting policy does not reflect a change in the underlying fundamentals or the financial strength of the Trust’s business. The Trust has no off balance sheet financial obligations.

Subsequent to closing the Meota acquisition the Trust has arranged for a $255 million revolving term credit facility with its current banking syndicate and increased its current bank lines drawn to approximately $205 million.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the third quarter was $11.00 per boe, which was seven percent lower than the third quarter 2001 rate of $11.81 per boe. The decreased DD&A rate per boe can be attributed to the additional depreciation and depletion expensed in the third and fourth quarters of 2001, partially offset by the increased depletion base resulting from the purchase accounting method used to record the acquisition of Richland, and more specifically, the use of the liability method of accounting for future taxes, which requires an increase in the purchase price of an acquisition by the tax affected difference between the purchase price and the tax pools acquired.

Year to date, the DD&A rate was $10.76 per boe, as compared to $11.15 per boe in the March 6, 2001 to September 30, 2001 period. The slight decrease can be attributed to the effects of the write-downs in 2001 and the purchase accounting method, as described above.

Outlook

The Meota acquisition has increased our production base to more than 30,000 boed and has increased our enterprise value to almost $900 million. The acquisition further diversifies our asset base resulting in a more balanced production mix of approximately 50 percent crude oil and 50 percent natural gas. The acquisition was approximately 15 percent accretive to cash flow and has resulted in an immediate increase in the cash distribution to Cdn$0.18 per unit for October and Cdn$0.19 per unit for November.

We now have an increased inventory of low risk development opportunities to offset future production declines. These opportunities are balanced between our gas prone core areas in southeast Alberta and southwest Saskatchewan and our Lloydminster heavy oil core area. The Trust also has more than 500,000 net acres of undeveloped land that will provide significant farmout potential to qualified industry partners, which will ultimately result in additional production and reserve additions, at virtually no cost to the Trust. Our aggressive farmout strategy will help monetize assets and opportunities associated with higher risk projects that would otherwise not be pursued by the Trust. We believe that by actively managing all facets of our asset base and by minimizing risk through an aggressive Commodity Price Risk Management Program and stringent. risk-adverse capital spending practices that we will, in the long-run, maximize the returns to our unitholders.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and thank all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS W. BUCHANAN,	RANDALL J. FINDLAY	MARK N. WALKER

Chief Executive Officer Phone (403) 296-2232	President (403) 781-5343	Vice President, Finance and Chief Financial Officer

(403) 781-5305

Internet: www.providentenergy.com
e-mail: info@providentenergy.com

CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's)	As at September 30, 2002	As at December 31, 2001

	(unaudited)	(audited)
Assets

Current assets

Cash	$34	$35

Accounts receivable	30,335	11,838

Current portion of deferred hedging settlements	1,941	171

Assets held for sale	—	1,500

Prepaids	739	117

	33,049	13,661

Deferred hedging settlements	85	—

Cash reserve for future site reclamation	1,118	424

Property, plant and equipment	436,997	171,808

	$471,249	$185,893

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$30,420	$10,559

Cash distribution payable to unitholders	6,314	4,204

Current portion of deferred lease obligation	226	495

Due to a related party (Note 6)	193	85

Bank debt (Note 7)	88,600	35,600

	125,753	50,943

Provision for future site restoration	9,851	6,807

Deferred lease obligation	61	180

Future income taxes	65,018	23,252

Unitholders’ Equity

Capital contributions (Note 3)	336,084	187,331

Convertible debentures (Note 8)	61,279	—

Management fee (Note 6)	7,978	256

Accumulated loss	(43,251)	(45,996)

Accumulated cash distributions	(88,325)	(36,880)

Accumulated interest on convertible debentures	(3,199)	—

	270,566	104,711

	$471,249	$185,893

CONSOLIDATED STATEMENT OF UNITHOLDERS’ EQUITY

Canadian Dollars ('000's)	Nine months ended	For the period March 6, 2001 to
	September 30, 2002	September 30, 2001

	(unaudited)	(unaudited)
Unitholders’ equity, beginning of period	$104,711	$44,508

Net income (loss) for the period	2,745	(32,614)

Issue of trust units, net of cost (Note 3)	148,753	110,987

Issue of debentures, net of costs and conversions (Note 8)	61,279	—

Management fee (Note 6)	7,723	—

Cash distributions	(54,645)	(25,866)

Unitholders’ equity, end of period	$270,566	$97,015

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)
(unaudited)

				For the period
	Three months ended		Nine months ended	March 6 to
Canadian Dollars (000's) except per unit amounts	September 30		September 30	September 30

	2002	2001	2002	2001

Revenue

Gross production revenue	$48,191	$30,390	$125,955	$56,603

Other income	—	—	170	—

Less: Royalties (net of ARTC)	10,905	5,388	27,178	9,959

	37,286	25,002	98,947	46,644

Expenses

Production	12,918	7,829	34,273	13,606

General and Administrative	2,124	1,255	5,349	2,337

Cash management fees (Note 6)	545	571	1,456	889

Non-cash management fees (Note 6)	3,231	229	7,978	229

Interest	1,111	1,217	3,111	2,034

Depletion, depreciation and amortization	20,820	13,137	55,118	21,707

Additional depletion, depreciation and amortization	—	64,200	—	64,200

	40,749	88,438	107,285	105,002

Income (loss) before taxes	(3,463)	(63,436)	(8,338)	(58,358)

Capital taxes	753	437	2,051	865

Future income tax expense (recovery)	(4,445)	(27,166)	(13,134)	(26,609)

	(3,692)	(26,729)	(11,083)	(25,744)

Net income (loss) for the period	229	(36,707)	2,745	(32,614)

Accumulated income (loss) at beginning of period	(43,480)	4,952	(45,996)	859

Accumulated income (loss) at end of period	$(43,251)	$(31,755)	$(43,251)	$(31,755)

Net income per unit — basic (Note 5)	0.01	(2.38)	0.08	(2.71)

Net income per unit — diluted (Note 5)	0.01	(2.38)	0.07	(2.71)

CONSOLIDATED STATEMENT OF DISTRIBUTIONS
(unaudited)

				For the period
	Three months ended		Nine months	March 6 to
Canadian Dollars (000's) except per unit amounts	September 30		ended September 30	September 30

	2002	2001	2002	2001

Cash flow from operations	$22,631	$13,602	$60,597	$26,878

Cash reserved for interest on convertible debentures	(1,701)	—	(3,199)	—

Cash reserved for financing and investing activities	(2,091)	(34)	(5,953)	(1,012)

Declared distributions to unitholders	$18,839	$13,568	$51,445	$25,866

Declared distributions per unit	$0.51	$0.84	$1.46	$1.94

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

				For the period
	Three months ended		Nine months	March 6 to
Canadian Dollars (000's) except per unit amounts	September 30		ended September 30	September 30

	2002	2001	2002	2001

Cash provided by operating activities

Net income (loss) for the period	$229	$(36,707)	$2,745	$(32,614)

Add non-cash items:

Depletion, depreciation and amortization	20,820	13,137	55,118	21,707

Additional depletion, depreciation and amortization	—	64,200	—	64,200

Future income tax expense (recovery)	(4,445)	(27,166)	(13,134)	(26,609)

Amortization of deferred charges	2,796	(91)	7,890	(35)

Non-cash management fees (Note 6)	3,231	229	7,978	229

Cash flow from operations	22,631	13,602	60,597	26,878

Net change in non-cash working capital	(624)	(2,732)	(17,671)	(4,982)

	22,007	10,870	42,926	21,896

Cash used in investing activities

Expenditures on property, plant and equipment	(1,738)	(3,939)	(15,145)	(7,666)

Acquisition of Maxx Petroleum Ltd.		—	—	(38,799)

Acquisition of Richland Petroleum Corporation (Note 2)	—	—	(3,390)	—

Costs related to future acquisition (Note 9)	(360)		(360)

Acquisition of oil and gas properties	(46)	(174)	(70,895)	(2,380)

Proceeds on disposition of oil and gas properties	3,221	1,319	5,506	1,422

Cash reserve for future site reclamation	(321)	(289)	(864)	(413)

Net change in non-cash investing working capital	(5,302)	(2,046)	4,109	380

	(4,546)	(5,129)	(81,039)	(47,456)

Cash provided by financing activities

Increase (decrease) in long-term bank debt	(5,200)	(17,200)	(22,425)	31,800

Declared distributions to unitholders	(18,839)	(13,568)	(51,445)	(25,866)

Declared distributions to debentureholders	(1,701)	—	(3,199)	—

Issue of debentures, net of costs (Note 8)	—	—	61,398	—

Issue of trust units, net of costs (Note 3)	6,435	24,196	48,475	24,196

Change in deferred charges	—	822	—	(4,620)

Net change in non-cash financing working capital	1,809	—	5,308	—

	(17,496)	(5,750)	38,112	25,510

Increase (decrease) in cash	(35)	(9)	(1)	(50)

Cash at beginning of the period	69	32	35	73

Cash at end of the period	$34	$23	$34	$23

Cash flow from operations per weighted average Unit — basic	0.61	0.88	1.76	2.23

Cash flow from operations per weighted average Unit — diluted	0.52	0.88	1.57	2.23

Supplemental disclosure of cash flow information

Cash interest paid	881	1,357	3,168	2,157

Cash capital taxes paid	753	327	2,051	717

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

September 30, 2002

The Interim Consolidated Financial Statements of Provident Energy Trust (“Provident” or “Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident’s audited Consolidated Financial Statements and the notes for the year ended December 31, 2001.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the audited Consolidated Financial Statements of Provident for the year ended December 31, 2001 except as described in Note 4 and Note 7.

2.	Acquisition of Richland Petroleum Corporation (“Richland”)

On November 26, 2001 Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement (“Plan”). On January 15, 2002 the shareholders of Richland voted in favor of the Plan, to amalgamate Richland with Provident Energy Ltd. Provident issued 11,157,225 units with an ascribed value of $98.9 million.

The transaction, effective January 16, 2002, has been accounted for using the purchase method of accounting for acquisitions, with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At January 16, 2002, Provident allocated the purchase price to the assets and liabilities of Richland as follows:

Net assets acquired and liabilities assumed

Property, plant and equipment	$234,064

Fair market value of hedges acquired	10,133

Cash reserved for future site restoration	372

Bank debt	(75,425)

Working capital deficiency	(10,111)

Site restoration	(1,559)

Future income taxes	(54,900)

$102,574

Consideration

Trust units issued	$98,853

Acquisition costs incurred	3,721

$102,574

3.	Capital Contributions

(a)	Authorized

(i) Unlimited number of common voting units

(b)	Issued

	January 1, 2002 to		March 6, 2001 to
	September 30, 2002		September 30, 2001

	Number	Amount	Number	Amount
	of Units	($000's)	of Units	($000's)

Balance at beginning of period	21,022,321	$187,331	7,092,221	$43,649

Issued for corporate acquisitions	11,157,225	98,853	7,475,000	87,009

Issued to the Manager	31,798	261	—	—

Issued to directors	—	—	19,600	243

Issued from treasury	3,900,000	39,390	2,435,500	26,425

Issued for property acquisition	100,000	1,050	—	—

Stock options exercised	114,527	1,009	—	—

Debentures converted	11,681	119	—	—

Issued for distribution reinvestment plan	801,676	8,245	—	—

Units to be issued for distribution reinvestment plan	195,510	2,000	—	—

Unit issue costs	—	(2,174)	—	(2,690)

Balance at September 30	37,334,737	$336,084	17,022,321	$154,636

(c)	Units reserved

(i) Trust Unit Option Plan:

The Trust has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of 3,600,000 units.

(ii) Management Fees

The Trust has reserved 1,800,000 units for issuance in lieu of cash payments otherwise owing in respect of certain management fees payable from time to time to Provident Management Corporation under the terms of the Management Agreement.

(d)	Premium Distribution, Distribution Reinvestment Plan and Optional Unit Purchase Plan

Effective with the May 2002 distribution, the Trust initiated a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (“the Plan”). The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the Plan (“Regular DRIP”). The Premium Distribution component allows eligible unit holders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the Optional Unit Purchase Plan as defined in the Plan.

4.	Unit Option Plan

Provident has an Employee Incentive Unit Option Plan (‘Plan’) that is administered by the Board of Directors. The exercise price of an option is determined at the time of the grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to reductions in the exercise price of an option in certain circumstances based on the cash distributions made on the Trust Units. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Provident has reserved a maximum of 3,600,000 trust units for issue pursuant to the Plan.

	January 1, 2002 to		March 6, 2001 to
	September 30, 2002		September 30, 2001

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price(1)	of Options	Price(1)

Outstanding at beginning of period	611,100	$11.16	—	—

Granted	315,013	$10.28	631,900	$11.21

Exercised/Cancelled/Expired	(136,863)	$10.92	(12,000)	$12.27

Outstanding at end of period	789,250	$10.85	619,900	$11.19

Exercisable at end of period	313,497	$11.10	226,633	$11.17

(1)	The weighted average exercise price does not include any reduction to the exercise price of the options which could occur in certain circumstances.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust’s pro forma net earnings would have been negligible.

5.     Net earnings (loss) per unit

The net earnings per trust unit for the three months ended September 30, 2002 was $0.01 and was calculated based on 36,856,402 weighted average number of units outstanding during the period. On a diluted basis, net earnings for the quarter was $0.01 and was calculated using 43,552,349 diluted units outstanding. For the period January 1, 2002 to September 30, 2002, net earnings was $0.08 per unit based on 34,364,506 weighted average units outstanding for the period. On a diluted basis, net earnings for the nine months ended September 30 2002 were $0.07 per diluted unit based on 38,630,136 diluted units outstanding.

For the period March 6, 2001 to September 30, 2001, the net loss per unit was $2.71 and was calculated based on 12,055,115 weighted average units outstanding during the period. For the quarter ended September 30,2001 the net loss per unit was $2.38, calculated based on the weighted average number of units outstanding during the quarter of 15,433,951. During the period, there were no items that had a dilutive impact on net earnings.

6.     Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation (“the Manager”). For the nine months ended September 30, 2002, the Manager earned cash management fees of $1.5 million calculated as two percent of cash operating income. The Manager is also entitled at December 31 of each year to receive a total return fee, which is based on market capitalization, distributions and unit price performance during the year. An amount of $8.0 million was accrued for this fee for the nine months ended September 30, 2002. The fee was estimated based on the quarter end unit price, distributions and the weighted average number of units outstanding for the nine months ended September 30, 2002. The fee is expected to be paid in units, however, both the fee as well as the number of units to be issued cannot be determined until year-end. In addition, the Manager is reimbursed for general and administrative expenses, which amounted to $0.2 million for the nine months ended September 30, 2002. As at September 30, 2002, Provident owed $0.2 million to the Manager, which is to be settled in cash. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions and dispositions.

7.	Bank debt

Effective January 1, 2002, a change in Canadian Generally Accepted Accounting Principles requires that all demand credit facilities that are revolving, in nature, must be disclosed as part of current liabilities. For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current. At September 30, 2002, Provident had a $150 million revolving demand credit facility with a syndicate of Canadian chartered banks.

8.	Subordinated convertible debentures

On April 11, 2002, the Trust issued $64,410,000 aggregate principal amount of unsecured subordinated convertible debentures with a 10.5% coupon rate maturing on May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit at any time prior to May 15, 2007 and may be redeemed by the Trust under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principal obligations by the issuance of trust units. Issue costs associated with the convertible debentures totaled $3.0 million.

9.	Subsequent event

On October 1, 2002, the Trust acquired Meota Resources Corp. (“Meota”) by way of a formal take-over bid to Meota shareholders. The bid was announced in August 2002 after both entities jointly agreed to execute an agreement whereby Provident agreed to make an offer (the “Offer”) to acquire all of the outstanding shares of Meota.

Interested parties should refer to Provident Takeover Bid Circular, dated August 26, 2002, for further information with respect to the Offer.

10.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

TRUST INFORMATION

Directors(3)
Grant D. Billing(2)
Calgary, Alberta
Thomas W. Buchanan
Calgary, Alberta
Randall J. Findlay
Calgary, Alberta
Bruce R. Libin, Q.C.(1)
Calgary, Alberta
Byron J. Seaman(1)
Calgary, Alberta
Mike H. Shaikh(1)
Calgary, Alberta
Jeffrey T. Smith(2)
Calgary, Alberta
John B. Zaozirny, Q.C.(2)
Calgary, Alberta

(1)Member of Audit, Environmental, Health and Safety Committee
(2)Member of Governance, Human Resources and Compensation Committee
(3)All Directors are members of the Reserves Committee	Officers &
Senior Management
Thomas W. Buchanan
Chief Executive Officer
William T. Cromb
Controller
Randall J. Findlay
President
Douglas L. Meiklejohn
Senior Manager, Acquisitions
and Divestitures
William J. Mitschke
Senior Manager, Exploitation
Lynn M. Rannelli
Assistant Corporate Secretary
Cameron G. Vouri
Vice President, Production and Operations
Mark N. Walker
Vice President Finance, Chief Financial Officer and Corporate Secretary
Gord B.J. Zaharik
Senior Manager, Land and Contracts	Auditors
PricewaterhouseCoopers LLP

Bankers
National Bank of Canada
Bank of Montreal
BNP Paribas
Bank of Nova Scotia
Canadian Western Bank

Engineering Consultants
McDaniel & Associates Consultants Ltd.

Legal Counsel
Macleod Dixon LLP

Trustee
Computershare Trust
Company of Canada

Stock Exchanges
Toronto Stock Exchange
Units
  Trading Symbol “PVE.UN”
Debentures
  Trading Symbol “PVE.DB”

American Stock Exchange
Trading Symbol “PVX”

For Further Information:

Thomas W. Buchanan Chief Executive Officer Phone 403 296-2232	Randall J. Findlay President Phone 403 781-5343	Mark N. Walker Vice President Finance, Chief Financial Officer and Corporate Secretary Phone 403 781-5305

For Investor Relations Inquiries:

Suite 900, 606 4th Street S.W. Calgary, Alberta T2P 1T1	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	Website: www.providentenergy.com Email: info@providentenergy.com